Exhibit 12.2

Consolidated Edison Company of New York, Inc.

Ratio of Earnings to Fixed Charges

(Millions of Dollars)

	For the Three Months Ended March 31, 2012	For the Twelve Months Ended December 31, 2011	For the Three Months Ended March 31, 2011
Earnings
Net Income for Common Stock	$273	$978	$268
Preferred Stock Dividend	3	11	3
(Income) or Loss from Equity Investees	—	—	—
Minority Interest Loss	—	—	2
Income Tax	134	558	145

Pre-Tax Income for Common Stock	$410	$1,547	$418
Add: Fixed Charges*	141	561	142
Add: Distributed Income of Equity Investees	—	—	—
Subtract: Interest Capitalized	—	—	—
Subtract: Pre-Tax Preferred Stock Dividend Requirement	—	—	—

Earnings	$551	$2,108	$560

* Fixed Charges
Interest on Long-term Debt	$127	$505	$126
Amortization of Debt Discount, Premium and Expense	4	18	6
Interest Capitalized	—	—	—
Other Interest	5	16	5
Interest Component of Rentals	5	22	5
Pre-Tax Preferred Stock Dividend Requirement	—	—	—

Fixed Charges	$141	$561	$142

Ratio of Earnings to Fixed Charges	3.9	3.8	3.9